FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated May 21, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Márton Peresztegi	Magyar Telekom IR	+36 1458 7382
Linda László	Magyar Telekom IR	+36 1 457 6084
investor.relations@telekom.hu

Magyar Telekom announces an update on the investigation

Budapest — May 21, 2008 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces an update on the investigation.

On May 19, 2008, White & Case LLP, counsel to the Audit Committee of Magyar Telekom Nyrt. (“the Company”), provided the Company with a “Status Report on the Macedonian Phase of the Independent Investigation.”  In the Status Report, White & Case stated that the “Status Report is a summary of the status of an ongoing inquiry,” is “neither  final nor comprehensive,”  and “does not address all the contracts under investigation.”  Nevertheless, in the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into in 2004-06 between the Company and/or various of its affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which the Company and/or its affiliates paid a total of over EUR 6.7M.  As previously disclosed, the Company has taken remedial steps to address issues previously identified by the independent investigation, including steps designed to revise and enhance the Company’s internal controls.  The Company is considering whether and to what extent the recent Status Report warrants additional remedial actions.  The independent investigation is continuing.  The Company cannot predict when the internal investigation will be concluded, what the final outcome of the investigation may be, or the impact, if any, the investigation may have on the Company’s financial statements or results of operations.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations
Date: May 21, 2008